Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Minotola National Bank

Commission File No.: 000-10674

The following is a summary description of Susquehanna Bancshares, Inc. and the benefits that will be offered to employees of Minotola National Bank (“Minotola”) who become employees of Susquehanna Patriot Bank (“SPB”) upon consummation of the proposed merger of Minotola into SPB. These materials will be distributed to employees of Minotola.

Welcome to

Dennis W. DiLazzero Dennis W. DiLazzero President & Chief Executive Officer Minotola National Bank

Agenda
Agenda
Welcome and Introductions
Dennis W. DiLazzero, President & CEO, Minotola National Bank
Susquehanna Bancshares, Inc. Overview
William J. Reuter, Chairman, President & CEO
Susquehanna Patriot Bank
Michael M. Quick, Chairman & CEO
Susquehanna Bancshares Human Resources Overview
Edward Balderston, Jr., Executive Vice President
Closing
Dennis W. DiLazzero

William J. Reuter William J. Reuter Chairman, President & Chief Executive Officer Susquehanna Bancshares, Inc.

Susquehanna Profile
Susquehanna Profile
A financial services holding company
Headquartered in Lititz, Pa. (Lancaster County)
$7.5 billion in assets
Approximately 2,100 employees
3 commercial banks
Over 155 locations in PA, NJ, MD, WV
Asset management company
Trust and investment company
Auto leasing company
Commercial leasing company
Property and casualty insurance company

Publicly Traded Corporation
Publicly Traded Corporation
Listed on Nasdaq Stock Market
Stock symbol: SUSQ
$1.1 billion market capitalization
Federal Reserve Bank of Philadelphia
Securities & Exchange Commission regulations
Provide information to investors consistently & simultaneously
Maintain confidentiality of non-public information

Creating Shareholder Value
Creating Shareholder Value
1,172% Increase in Shareholder Value (December 1982 – 2004)
15%
Compounded
Annual Return
796%
376%
Historical results presented in the chart do not necessarily indicate future performance.
1200%
1050%
900%
750%
600%
450%
300%
150%
0%
Total Dividend Yield      Total Market Value Appreciation

Mission Statement
Mission Statement
To provide financial services of value to customers and
communities throughout Pennsylvania, Maryland, New Jersey,
Delaware, Virginia and West Virginia at prices that are fair and competitive, resulting in a superior return for our shareholders.

9 Vision Statement Vision Statement People are our most valuable asset Customers are our highest priority Information is our competitive edge Performance is our key to winning

10 Susquehanna Bancshares Susquehanna Bancshares Loan Operations Hagerstown, Md. Corporate Headquarters Lititz, Pa.

Three Commercial Banks
Three Commercial Banks
Susquehanna Patriot Bank
HQ in Marlton, N.J.
38 branches in New Jersey and Pennsylvania
Susquehanna Bank PA
HQ in Lancaster, PA
55 branches in central Pennsylvania
Susquehanna Bank
HQ in Hagerstown, MD
59 branches in Maryland, West Virginia and Pennsylvania

12 Three Bank Territories After Minotola Acquisition Three Bank Territories After Minotola Acquisition

13 Susquehanna Wealth Management Susquehanna Wealth Management Investment Management Trust and Private Client Services Brokerage Services Insurance Services Retirement Plan Services

Non-Bank Business Lines
Non-Bank Business Lines
Insurance
The Addis Group, Inc.
Commercial Leasing
Susquehanna Patriot Commercial Leasing Co.
Mortgage
Susquehanna Mortgage Corp.
Auto Leasing
Hann Financial Service Corp.

Michael M. Quick Michael M. Quick Chairman & Chief Executive Officer Susquehanna Patriot Bank

16 Susquehanna & Minotola Branches Susquehanna & Minotola Branches Susquehanna Bancshares, Inc Minotola National Bank Lititz

Susquehanna Patriot Bank
and Minotola National Bank
Susquehanna Patriot Bank
and Minotola National Bank
Transaction is expected to be completed by April 30, 2006,
nearly doubling Susquehanna’s New Jersey presence and
increasing deposits to more than $1.2 billion.
Following the merger Susquehanna Patriot Bank will have 51
branches in 11 counties.
Our market will cover from Atlantic County to Berks County
(120 miles) and from the Lehigh Mountains down to Cape
May County (160 miles)

Additions to
Susquehanna Leadership
Additions to
Susquehanna Leadership
Dennis W. DiLazzero, President and CEO of Minotola, will
become Chief Operating Officer for SPB
William R. Plick, Senior Lending Officer of Minotola, will become the Regional Lending Head for the Minotola Region
Michael D. Capizola, Esq., Vice Chairman of Minotola, will join the Susquehanna Patriot Bank Board of Directors
Michael A. Morello, a member of Minotola’s Board, will join the
Susquehanna Bancshares, Inc., Board of Directors

Edward Balderston, Jr. Edward Balderston, Jr. Executive Vice President, Chief Administrative Officer Susquehanna Bancshares, Inc.

Human Resources
Human Resources
Susquehanna will use original hire dates and service dates
to determine benefits, including:
Paid Time Off
Accumulated sick leave will transfer to Susquehanna
Pension vesting
401(k) vesting
Service awards
Benefits meetings to be scheduled

Employee Benefits
Employee Benefits
Medical
3-tier, preferred provider organization (PPO) with Capital Blue Cross
Prescription program with Express Scripts
Dental
Voluntary program with United Concordia
Flexible spending accounts
Medical care with FlexAmerica
Dependent care with FlexAmerica
Vision discount program with NVA

Employee Benefits
Employee Benefits
Life Insurance with Hartford
Basic life 2X salary at no cost to employee
Supplemental and dependent life options available
Disability Insurance with Hartford
Supplements NJ State
Voluntary short-term disability
Company-paid long-term disability

Employee Benefits
Employee Benefits
401(k)
100% company match of first 3% employee invests
After 1 year of credited service
Can save up to the annual IRS limits
Diversified Investment Advisors
24/7 access via internet and phone
Cash balance pension plan
Age and service-based credits
No cost to employee
Combined quarterly 401(k) and cash balance statement

Employee Benefits
Employee Benefits
Employee stock purchase plan
Discount
Employee assistance plan
Work/life referral services
Childcare, elder care, etc.
Service award recognition program
STAR awards
Stars on the Susquehanna awards

25 Staffing Process Staffing Process Identify structure Identify areas at risk Provide at-risk employees 3 months’ notice Placement process Internal placement Career continuation services

26 Career Continuation Services Career Continuation Services On-site job search training/resume writing On-site job fairs with local employers Career assessment tools One-on-one counseling services

Notice to
Minotola National Bank Shareholders
Notice to
Minotola National Bank Shareholders
The proposed acquisition by Susquehanna of Minotola will be effected pursuant to a merger of Minotola into Susquehanna Patriot Bank.
Susquehanna will file a registration statement on Form S-4 containing a proxy statement addressed to Minotola’s shareholders and a prospectus for the Susquehanna stock to be offered in the merger with the
Securities and Exchange Commission (the “SEC”). A definitive proxy statement will be sent to Minotola’s shareholders seeking their approval of the merger. Minotola shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the merger. Minotola shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by
Susquehanna at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares, Inc., 26 North Cedar
Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice President –
Investor Relations.

Dennis W. DiLazzero Dennis W. DiLazzero President & Chief Executive Officer Minotola National Bank

New Employee Orientation Benefits Overview

FULL-TIME EMPLOYEES

•	No-fee Checking Account and Free Checks

•	Bi-weekly pay, direct deposit to selected account

•	401(k) Plan: Eligible after 3 months’ service (if regularly scheduled to work at least 20 hours/wk.); you may contribute as little as 1%, or a maximum of any percentage, as long as it does not exceed the annual federally imposed limit ($15,000 pre-tax employee contributions in 2006). Your contributions are deducted on a pre-tax basis. The company will match 100%, up to the first 3% of your contributions, after also working for one year at 1,000 hours; the company match vests at 20% per year, with 100% vesting after 5 years; 15 investment options. Catch-Up contribution available to participants age 50 and over ($5,000 maximum in 2006). New hires after 1/1/06 will automatically be enrolled in the plan at a 3% salary contribution into a default fund unless the new hire makes changes.

•	Cash Balance Pension Plan - Company funded; may participate after 1 year (if worked 1000 hours minimum); 100% vested after 5 years (no vesting for less than 5 years of service); must be 21 years of age.

•	Employee Stock Purchase Plan (ESPP) - Eligible on January 1 or July 1 (whichever first) following 1 year of employment (if customarily work 20 hrs/wk and more than 5 months per calendar year); contribute between 1%, and 5% of base salary/commissions (after-tax) - no employer match

OR

Employee Stock Purchase Plan Plus (ESPP+) - Eligible on January 1 or July 1 (whichever first) following 1 year of employment (if customarily work 20 hrs/wk and more than 5 months per calendar year); contribute between 1%, and 5% of base salary, overtime, bonus/incentive, commissions, severance (after-tax) - no employer match.

•	Carebridge Corporation - Assistance in successful management of family and personal concerns which can negatively impact your work performance and quality of life. Areas of assistance include childcare, parenting, eldercare, college planning, etc.

•	Employee Assistance Plan – Three free counseling sessions per family member/annually

•	Paid Time Off (PTO) – flexibility for employees to take paid time off work for absences due to illness, vacation, and personal reasons. Each year employees receive a specific grant of days off, in accordance with a fixed schedule, prorated in the initial year of hire. Eligible after 90 days’ service.

•	Paid Holidays - scheduled days, scheduled hours, regular pay plus time-and-a-half pay for hours worked on holiday

•	Tuition Aid - approved courses (related to your job), paid up front (voluntary resignation within certain time periods after course completion, however, may result in tuition having to be repaid); must be regularly scheduled to work at least 20 hrs/wk.

•	Bereavement Pay – Both full-time and part-time – 3 days off/immediate family; 1 day off for other family members (per policy); for days normally scheduled to work

•	Jury Duty Pay – Both full-time and part-time – Paid time off from SBI, in addition to any other reimbursement outside of the company

•	Workers’ Compensation – Compensation for eligible expenses incurred as the result of illness/injury incurred in the course of employment, subject to approval and applicable waiting periods

•	FMLA – Up to 12 weeks of unpaid time off, on a rolling year basis, for the serious health condition of you or other eligible family members, or the birth or adoption of a baby/child; after 1 year of continuous service and work at least 1,250 hours in the 12 months prior to the leave. If state family leave law is more generous, the state law prevails.

•	Insurance Coverage – Eligible after 30 days’ service

Health Insurance – PPO plans (You choose level of coverage and cost-sharing from one of three options: High Option (100/80), Standard Option (90/70), and Basic Option (80/60). Employer and employee share the cost.

Dental Plan – Four classes of services (including Orthodontia) covered a different coinsurance levels. Paid totally by the employee.

Vision Plan – discounted services provided at no cost to employee

Group Term Life and AD&D Insurance provided by SBI - valued at two-times annual salary, provided at no cost to employee

Short-Term Disability – After 7-day waiting period, benefits paid at 60% of base compensation, up to $1,300 weekly; minimum $25 weekly; benefits paid for 25 weeks; employee pays full cost

Long Term Disability - provided by SBI – 60% of monthly pay, to a $10,000 max benefit; benefits payable after 6 months of disability

Supplemental Life, Dependent Life, and Dental – Supplemental benefits-paid totally by employee

•	Flexible Spending Accounts – Health Care and Dependent Care FSA’s allow the employee to save out-of-pocket expenses they know they will incur for the year on a pre-tax basis.

This is merely a general overview of benefits. Please consult the applicable Summary Plan Description (SPD) for more information. The Plan document has final authority over plan provisions.

Although it is the intent of the Company to continue your benefits indefinitely, please be advised that the Company reserves the right to change benefits at any time, up to and including termination of such benefits.

New Employee Orientation Benefits Overview

PART-TIME EMPLOYEES

•	No-fee Checking Account and Free Checks

•	Bi-weekly pay, direct deposit to selected account

•	401(k) Plan: Eligible after 3 months’ service (if regularly scheduled to work at least 20 hours/wk.); you may contribute as little as 1%, or a maximum of any percentage, as long as it does not exceed the annual federally imposed limit ($15,000 pre-tax employee contributions in 2006). Your contributions are deducted on a pre-tax basis. The company will match 100%, up to the first 3% of your contributions, after also working for one year at 1,000 hours; the company match vests at 20% per year, with 100% vesting after 5 years; 15 investment options. Catch-Up contribution available to participants age 50 and over ($5,000 maximum in 2006). New hires after 1/1/06 will automatically be enrolled in the plan at a 3% salary contribution into a default fund unless the new hire makes changes.

•	Cash Balance Pension Plan - Company funded; may participate after 1 year (if worked 1000 hours minimum); 100% vested after 5 years (no vesting for less than 5 years of service); must be 21 years of age.

•	Employee Stock Purchase Plan (ESPP) - Eligible on January 1 or July 1 (whichever first) following 1 year of employment (if customarily work 20 hrs/wk and more than 5 months per calendar year); contribute between 1%, and 5% of base salary/commissions (after-tax) - no employer match

OR

Employee Stock Purchase Plan Plus (ESPP+) - Eligible on January 1 or July 1 (whichever first) following 1 year of employment (if customarily work 20 hrs/wk and more than 5 months per calendar year); contribute between 1%, and 5% of base salary, overtime, bonus/incentive, commissions, severance (after-tax) - no employer match.

•	Carebridge Corporation - Assistance in successful management of family and personal concerns which can negatively impact your work performance and quality of life. Areas of assistance include childcare, parenting, eldercare, college planning, etc.

•	Employee Assistance Plan – Three free counseling sessions per family member/annually

•	Paid Time Off (PTO) – flexibility to employees to take paid time off work for absences due to illness, vacation, and personal reasons. Each year you receive a specific grant of days off, the amount of which is dependent upon your standard hours of work, prorated in the initial year of hire. You are eligible after 90 days’ service.

•	Paid Holidays - scheduled days, scheduled hours, regular pay plus time-and-a-half pay for hours worked on holiday

•	Tuition Aid - approved courses (related to your job), paid up front (voluntary resignation within certain time periods after course completion, however, may result in tuition having to be repaid); must be regularly scheduled to work at least 20 hrs/wk.

•	Bereavement Pay – Both full-time and part-time – 3 days off/immediate family; 1 day off for other family members (per policy); for days normally scheduled to work

•	Jury Duty Pay – Both full-time and part-time – Paid time off from SBI, in addition to any other reimbursement outside of the company

•	Workers’ Compensation – Compensation for eligible expenses incurred as the result of illness/injury incurred in the course of employment, subject to approval and applicable waiting periods

•	FMLA – Up to 12 weeks of unpaid time off, on a rolling year basis, for the serious health condition of you or other eligible family members, or the birth or adoption of a baby/child; after 1 year of continuous service and work at least 1,250 hours in the 12 months prior to the leave. If state family leave law is more generous, the state law prevails.

This summary is merely a general overview of benefits. Please consult the applicable Summary Plan Description (SPD) for more information. The Plan document has final authority over plan provisions.

Although it is the intent of the Company to continue your benefits indefinitely, please be advised that the Company reserves the right to change benefits at any time, up to and including termination of such benefits.

SBI and Banking affiliates

2006 HOLIDAY SCHEDULE

New Year’s Day	Monday (observed)	January 2, 2006

Dr. Martin Luther King, Jr. Day	Monday	January 16, 2006

President’s Day	Monday	February 20, 2006

Memorial Day	Monday	May 29, 2006

Independence Day	Tuesday	July 4, 2006

Labor Day	Monday	September 4, 2006

Columbus Day	Monday	October 9, 2006

Veteran’s Day	Saturday	November 11, 2006

Thanksgiving Day	Thursday	November 23, 2006

Christmas Day	Monday	December 25, 2006

Attention Employees who are also Minotola National Bank Shareholders:

The proposed acquisition by Susquehanna of Minotola will be effected pursuant to a merger of Minotola into Susquehanna Patriot Bank. Susquehanna will file a registration statement on Form S-4 containing a proxy statement addressed to Minotola’s shareholders and a prospectus for the Susquehanna stock to be offered in the merger with the Securities and Exchange Commission (the “SEC”). A definitive proxy statement will be sent to Minotola’s shareholders seeking their approval of the merger. Minotola shareholders are urged to read the registration statement carefully when it becomes available, because it will contain important information about the merger. Minotola shareholders may obtain a free copy of the registration statement, when it becomes available, and other documents filed with, or furnished to, the SEC by Susquehanna at the SEC’s website at http://www.sec.gov. Copies of the registration statement and other documents filed by Susquehanna with the SEC may also be obtained for free from Susquehanna by directing a written request to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, PA 17543, Attention: Abram G. Koser, Vice President – Investor Relations.